Via Facsimile and U.S. Mail
Mail Stop 4720

April 26, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: **Lincoln National Corporation**
        Form 10-K Filed February 25, 2010
        File No. 1-06028

Dear Mr. Crawford:

        We have reviewed the above-referenced filing and have the following comment.
In our comment, we ask you to provide us with information to better understand your
disclosure. Where it requests you to revise disclosure, the information you provide should
show us what the revised disclosure will look like and identify the annual or quarterly
filing, as applicable, in which you intend to first include it. If you do not believe that
revised disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1
Reinsurance, page 16

1. You filed your Indemnity Reinsurance Agreement dated as of January 1, 1998
    with Connecticut General Life Insurance Company and your Coinsurance
    Agreement dated as of October 1, 1998 with AETNA Life Insurance and Annuity
    Company as material contracts under Item 601(b)(10) of Regulation S-K. Please
    revise your disclose to provide the material terms of these agreements, including,

but not limited to any payment provisions, rights obtained, material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please disclose the current status and significance of these agreements.

* * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director